125 MILLION PAID RETURNS



DIGITAL SEGMENT REVENUE: $2 BILLION
ASSISTED SEGMENT REVENUE: $17 BILLION
7,600,000 TAX RETURNS
6% TOTAL MARKET SHARE
16% DIGITAL MARKET SHARE
5,700,000 TAX RETURNS
5% TOTAL MARKET SHARE
12% DIGITAL MARKET SHARE
30,000,000 TAX RETURNS
24% TOTAL MARKET SHARE
64% DIGITAL MARKET SHARE
3,700,000 TAX RETURNS
3% TOTAL MARKET SHARE
8% DIGITAL MARKET SHARE
13,000,000 TAX RETURNS
10% TOTAL MARKET SHARE
17% DIGITAL MARKET SHARE
3,000,000 TAX RETURNS
2% TOTAL MARKET SHARE
4% DIGITAL MARKET SHARE
2,000,000 TAX RETURNS
1% TOTAL MARKET SHARE
3% DIGITAL MARKET SHARE
60,000,000 TAX RETURNS
49% TOTAL MARKET SHARE
76% DIGITAL MARKET SHARE
H&R Block Online
TaxAct
TurboTax
Other
H&R Block
Jackson Hewitt
Liberty Tax
Acquisition Opportunities 21 Million
Independents
DIGITAL 47,000,000 Tax Returns 38% Total
ASSISTED 78,000,000 Tax Returns 62% Total
Commercial Based Providers
39,000,000 TAX RETURNS
26% TOTAL MARKET SHARE
50% ASSISTED MARKET SHARE
Home Based Providers
39,000,000 TAX RETURNS
26% TOTAL MARKET SHARE
50% ASSISTED MARKET SHARE
The Happy Tax Franchise Opportunity
HAPPY TAX SERVICE
Smile, It's Time to File!

www.GetHappyTax.com

Market share for the Assisted Segment has remained relatively stable over past 15 years

Source: Based on a Happy Tax study, estimates, IRS data & public company filings.